UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of  May, 2007

Commission File Number: 000-29948

STARFIELD RESOURCES INC.

(Translation of registrant’s name into English)

Suite 2210, 130 Adelaide Street West
Toronto, Ontario, M5H 3P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starfield Resources Inc.
(Registrant)

Date: May 31, 2007	By:	/s/ David R. Lewis
David R. Lewis
Chief Financial Officer

EXHIBIT LIST

99.1	Press Release dated April 9, 2007 - STARFIELD INITIATES SCOPING STUDY ON ITS FERGUSON LAKE PROJECT
99.2	Press Release dated April 23, 2007 - STARFIELD RECEIVES APPROVAL TO LIST ON TORONTO STOCK EXCHANGE
99.3	Press Release dated May 7, 2007 - STARFIELD RESOURCES PROVIDES UPDATE ON CORPORATE ACTIVITIES
99.4	Press Release dated May 10, 2007 - STARFIELD RESOURCES RELEASES PRELIMINARY YEAR END FINANCIAL RESULTS
99.5	Press Release dated May 13, 2007 - STARFIELD COMMENTS ON RECENT MARKET ACTIVITY
99.6	Press Release dated May 28, 2007 - STARFIELD REPORTS RESULTS OF FERGUSON LAKE GEOLOGICAL MAPPING - PETROLOGICAL STUDY